Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 16, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 9, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Athira Pharma, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

<p style="text-align:center">Common Stock, par value $0.0001 per share</p>

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

